March 8, 2012

Laura Crotty

Jeffrey P. Riedler

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: Stuart King Capital Corp.

Registration Statement on Form S-1/A

Filed March 7, 2012

File Number 333-176953

Lady and Gentlemen,

Please find below the Company’s responses to your comment letter of March 8, 2012.

Table of Contents, page 4

1. Please revise to state that the audited financial statements are dated June 30, 2011.

Revised to state that the audited financial statements are dated June 30, 2011.

Summary Information and Risk Factors, page 5

The Company, page 6

2. We note your response to comment two and that amended bylaws were filed which reflect the fiscal year end as June 30. Therefore, please revise your disclosure to state the fiscal year end is June 30 consistent with the amended bylaws.

Revised for consistency with bylaws.

Summary Financial Information, page 8

Unaudited Balance sheets data, page 9

3. Please revise the amounts disclosed for Current Liabilities and Total Liabilities to $360 and the Deficit accumulated during development stage to $(25,360) to agree with the Unaudited Balance Sheet amounts on page F-10.

Revised.

Unaudited Balance Sheets, page F-10

4. Please revise the amount of the “Total stockholders' (deficit) equity” line item from zero to $(360). Also revise the amount in the Total column of the Unaudited Statement of Changes in Stockholders' (Deficit) Equity on page F-12 from zero to $(360).

Revised.

Very truly yours,

/s/ Eric Anderson

Eric Anderson, President

Stuart King Capital Corp.